EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net earnings, basic and diluted	$356,451	$362,700	$1,359,639	$687,412

Weighted average common shares outstanding, basic	9,722,328	9,863,977	9,695,135	9,953,124
Common share equivalents relating to:
Stock options	79,498	125,645	47,679	181,628
Warrants	—	2,747	—	6,134
Restricted stock	336,081	—	328,871	—

Weighted average common shares outstanding	10,137,907	9,992,369	10,071,685	10,140,886

Net earnings per share:
Basic	$0.04	$0.04	$0.14	$0.07
Diluted	$0.04	$0.04	$0.13	$0.07

Anti-dilutive stock options, warrants and restricted stock not included in the diluted earnings per share computations	1,675,916	1,553,950	1,793,016	1,485,665
See notes to consolidated financial statements.